                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:      3235-0145
                                                    Expires:  October 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90
                                                   ----------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                              Media Arts Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  58439 C 10 2
           --------------------------------------------------------
                                 (CUSIP Number)


                             James F. Landrum, Jr.,
             521 Charcot Avenue, San Jose, CA 95131 (408)922-1535
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                March 4, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58439 C 10 2            SCHEDULE 13D              Page 2 of 11 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Kenneth E. Raasch
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                                     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    / /
     ITEMS 2(d) or 2(e)
                                     N/A
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                   15,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                        0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                      15,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,000 (individually)       3,662,442 (as a group)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
                                 N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                28.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 58439 C 10 2            SCHEDULE 13D               Page 3 of 11 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Linda L. Raasch
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                                     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    / /
     ITEMS 2(d) or 2(e)
                                     N/A
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                   165,517
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                        0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                      165,517
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       165,517 (individually)       3,662,442 (as a group)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
                                 N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                28.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 58439 C 10 2            SCHEDULE 13D               Page 4 of 11 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Raasch Family Trust, U.D.T. May 19, 1993
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
                                     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    / /
     ITEMS 2(d) or 2(e)
                                     N/A
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                   Trust Formed Under California Law
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                   3,481,925
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                        0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                      3,481,925
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,481,925 (individually)       3,662,442 (as a group)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
                                 N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                28.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                               00 - Trust
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

          This statement relates to shares of Common Stock par value of $0.01 per share, of Media Arts Group, Inc., a Delaware Corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)  The names of the persons filing are Kenneth E. Raasch, Linda
               L. Raasch and Raasch Family Trust, U.D.T. May 19, 1993 (collectively, the "Reporting Persons").

          (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

          (c) Kenneth E. Raasch is the Chairman of the Board of Directors of the Issuer. Linda L. Raasch is a homemaker and the spouse of Kenneth E. Raasch. The Raasch Family Trust was established under California Law and its trustees and beneficiaries are Kenneth E. Raasch and Linda L. Raasch.

          (d) None of the Reporting Persons has been convicted in any criminal proceedings during the past five (5) years.

          (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

         (f) Kenneth E. Raasch and Linda L. Raasch are United States citizens. The Raasch Family Trust is established under California Law.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          N/A

ITEM 4.   PURPOSE OF TRANSACTION

          On February 23, 1998, the Issuer sold 1.5 million shares of Common Stock in an underwritten public offering pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on December 19, 1997, as amended by Amendment No.1 filed with the Commission on January 27, 1998, Amendment No.2 filed with the Commission on February 11, 1998 and Amendment No.3 filed with the Commission on February 19, 1998 (the "Public Offering").

          In connection with the Public Offering, the Reporting Persons granted to the underwriters a 30-day option to purchase up to 189,433 additional shares of Common Stock solely to cover over-allotments, if any.

          On March 4, 1998, the underwriters exercised their option to purchase all 189,433 shares from the Reporting Persons at the public offering price of $13.50, less the underwriting discount of $0.80 per share. This sale resulted in the disposition by the Reporting Persons of more than 1% of the Issuer's outstanding Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

          (a)  (i)   The aggregate number of shares of Common Stock
                     beneficially owned by Kenneth E. Raasch is 15,000 (stock options which are immediately exercisable), which represents 0.1% of the Issuer's outstanding Common Stock.

               (ii) The aggregate number of shares of Common Stock beneficially owned by Linda L. Raasch is 165,517 (which may be acquired through the conversion of a promissory note), and represents 1.3% of the Issuer's outstanding Common Stock.

              (iii) The aggregate number of shares of Common Stock beneficially owned by the Raasch Family Trust is 3,481,925, which represents 27.5% of the Issuer's outstanding Common Stock.

               (iv) The aggregate number of shares of Common Stock beneficially, directly or indirectly, jointly owned by the Reporting Persons as a group is 3,662,442, which represents 28.5% of the Issuer's outstanding Common Stock.


          (b)   (i)  Kenneth E. Raasch has:

                         1) 15,000 shares as to which he has sole power to vote or to direct the vote

                         2) 0 shares as to which he has shared power to vote or to direct the vote

                         3) 15,000 shares as to which he has sole power to dispose or to direct the disposition

                         4) 0 shares as to which he has shared power to dispose or to direct the disposition

               (ii)  Linda L. Raasch has:

                         1) 165,517 shares as to which she has sole power to vote or to direct the vote

                         2) 0 shares as to which she has shared power to vote or to direct the vote

                         3) 165,517 shares as to which she has sole power to dispose or to direct the disposition

                         4) 0 shares as to which she has shared power to dispose or to direct the disposition

              (iii)  Raasch Family Trust has:

                         1) 3,481,925 shares as to which it has sole power to vote or to direct the vote

                          2) 0 shares as to which it has shared power to vote or to direct the vote

                          3) 3,481,925 shares as to which it has sole power to dispose or to direct the disposition

                         4) 0 shares as to which it has shared power to dispose or to direct the disposition

          (c) Except as set forth in Item 4,to the best knowledge of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

          In connection with the Public Offering, on February 23, 1998, the Reporting Persons entered into an agreement (the "Underwriting Agreement") with Hambrecht & Quist LLC and Nationsbanc Montgomery Securities LLC (the "Underwriters"). Pursuant to the Underwriting Agreement, Kenneth E. Raasch and Linda L. Raasch granted the Underwriters a 30-day option to purchase up to 189,433 additional shares of Common Stock solely to cover over-allotments, if any.

          On March 4, 1998, the Underwriters exercised their option to purchase all 189,433 shares from the Reporting Persons at the public offering price of $13.50, less the underwriting discount of $0.80 per share. This sale resulted in the disposition by the Reporting Persons of more than 1% of the Issuer's outstanding Common Stock.

          On December 9, 1997, Kenneth E. Raasch entered into a lock-up agreement with the Underwriters (the "Lock-Up Agreement"), in connection with the Public Offering. Pursuant to the Lock-Up Agreement, Kenneth E. Raasch has agreed that he will not, without the prior written consent of Hambrecht & Quist LLC, for a period of 90, 120 and 150 days after the effective date of the Registration Statement, offer to sell, contract to sell or otherwise sell (including without limitation in a short sale) or otherwise dispose of 100%, 66 2/3% and 33 1/3%, respectively, of the shares of Common Stock of the Issuer or any options or warrants to purchase any shares of Common Stock of the Issuer owned or thereafter acquired by him or with respect to which he has the power of disposition.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Joint Filing Agreement dated December 9, 1996 by and between Kenneth E. Raasch and Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

          Exhibit 2. Underwriting Agreement dated February 23, 1998 by and between the Underwriters, the Issuer and certain Selling Stockholders.

          Exhibit 3. Lock-Up Agreement dated December 9, 1997, by and between Hambrecht & Quist LLC, Needham & Company, Inc. and Kenneth E. Raasch.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Kenneth E. Raasch                             March 17, 1998
----------------------------


/s/ Linda L. Raasch                               March 17, 1998
----------------------------



/s/ Kenneth E. Raasch and Linda L. Raasch,        March 17, 1998
------------------------------------------
as Trustees of the Raasch Family Trust
------------------------------------------
Raasch Family Trust, U.D.T May 19, 1993

                                EXHIBIT INDEX

Exhibit No.    Document
-----------    --------

Exhibit 1. Joint Filing Agreement dated December 9, 1996 by and between Kenneth E. Raasch and Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19 1993, which was filed as Exhibit 1 to
               Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

Exhibit 2. Underwriting Agreement dated February 23, 1998 by and between the Underwriters, the Issuer and certain Selling Stockholders.

Exhibit 3. Lock-Up Agreement dated December 9, 1997, by and between Hambrecht & Quist LLC, Needham & Company, Inc. and Kenneth E. Raasch.